SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

224051102
(CUSIP Number)

Gregory L. Skaggs
PSQ, LLC
370 Claggett Road
Leitchfield, Kentucky 42754
(502) 410-6920
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102

1	NAME OF REPORTING PERSONS PSQ, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,735,287
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,735,287
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 224051102

1	NAME OF REPORTING PERSONS Gregory L. Skaggs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,735,287
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,735,287
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 224051102

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to reflect a change in ownership of PSQ that occurred as a result of the sale by Stephen B. Pence of all of the membership interests in PSQ to Gregory L. Skaggs.  As a result, Mr. Pence no longer beneficially owns the Shares of the Issuer owned directly by PSQ.  PSQ and Mr. Skaggs will in the future jointly file Schedules 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is being filed by (i) PSQ, LLC, a Kentucky limited liability company (“PSQ”), and (ii) Gregory L. Skaggs (“Mr. Skaggs”).  Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.”  Mr. Skaggs is the sole managing member of PSQ.  By virtue of this relationship, Mr. Skaggs may be deemed to beneficially own the Shares of the Issuer owned directly by PSQ.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of PSQ and Mr. Skaggs is 370 Claggett Road, Leitchfield, Kentucky 42754.

(c)           The principal business of PSQ is investing in securities.  The principal occupation of Mr. Skaggs is as a consultant.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           PSQ is organized under the laws of the State of Kentucky.  Mr. Skaggs is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

CUSIP No. 224051102

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,856,280 Shares outstanding as of June 30, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010.

As of the close of business on November 30, 2010, PSQ owned directly 9,735,287 Shares, constituting approximately 65.5% of the Shares outstanding.  By virtue of his relationship with PSQ described in further detail in Item 2, Mr. Skaggs may be deemed to beneficially own the Shares owned directly by PSQ.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D as beneficially owned by such Reporting Person.

(c)           There have been no transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities not owned directly by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and between PSQ, LLC and Gregory L. Skaggs, dated November 30, 2010.

CUSIP No. 224051102

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2010	PSQ, LLC

	By:	/s/ Gregory L. Skaggs
	Name:	Gregory L. Skaggs
	Title:	Managing Member

GREGORY L. SKAGGS